Exhibit 99.1

This announcement is not being issued and may not be distributed directly or indirectly in or into Australia, Japan or South Africa or any jurisdiction into which the same would be unlawful. This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or transferred in the United States absent registration or an applicable exemption from registration requirements. The Mandatorily Convertible Notes and Warrants referred to below must not at any time be converted or exercised in the United States. No public offering of securities will be made in the United Kingdom, the United States or elsewhere.

31st October 2008

Barclays announces Capital Raising

The Board of Directors of Barclays today announces a proposal to raise up to £7.3 billion of additional capital from existing and new strategic and institutional investors.

The Capital Raising, which is subject to approval by Barclays shareholders, will be effected through an issue of £3 billion of Reserve Capital Instruments, with an associated issue of warrants, and an issue of up to £4.3 billion of Mandatorily Convertible Notes.

As a result of the Capital Raising, Barclays expects to fully satisfy its commitment, as announced to the market on 13th October 2008, to raise new external capital as part of its overall plan to achieve the new higher capital targets set by the UK Financial Services Authority for all UK banks.

The Capital Raising will:

•	enable Barclays simultaneously to achieve its tier one and equity capital issuance commitments to the FSA with certainty and ahead of the previously announced timetable;

•	strengthen links with existing large shareholders and introduce a substantial new investor to Barclays; and

•	provide the opportunity for existing institutional shareholders to participate in the Capital Raising by subscribing for Mandatorily Convertible Notes.

The Board estimates that, taking into account the proceeds of the Capital Raising, on a pro forma basis (assuming issue and conversion of £4.3 billion of Mandatorily Convertible Notes) Barclays would have reported a tier one ratio of 11.3% and an equity tier one ratio of 7.6% as at 30th June 2008. This excludes the impact of any future exercise of the Warrants.

Barclays has also today released its Interim Management Statement for the nine months ended 30th September 2008.

Highlights of the Capital Raising

Key highlights of the Capital Raising include:

•	An issue of £3 billion of Reserve Capital Instruments (‘RCIs’) to Qatar Holding and entities representing the beneficial interests of HH Sheikh Mansour Bin Zayed Al Nahyan, a member of the Royal Family of Abu Dhabi (‘HH Sheikh Mansour Bin Zayed Al Nahyan’). The RCIs will pay an annual coupon of 14% until June 2019. In conjunction with this issue, Qatar Holding and HH Sheikh Mansour Bin Zayed Al Nahyan have also subscribed (for a nominal consideration) for warrants (‘Warrants’) to subscribe at their option for up to 1,516,875,236 new ordinary shares of Barclays PLC (‘Ordinary Shares’) with an exercise price of 197.775 pence per share (equal to the Average Barclays Closing Price) or £3 billion in aggregate, representing 18.1% of Barclays existing issued ordinary share capital. The Warrants are exercisable at any time for a five year term from the date of issue.

•

An issue of £2.8 billion of Mandatorily Convertible Notes (‘MCNs’) to Qatar Holding, Challenger Universal Limited (‘Challenger’) and HH Sheikh Mansour Bin Zayed Al Nahyan, and a further issue of up to £1.5 billion of MCNs to existing institutional shareholders and other institutional investors by way of an accelerated non-underwritten bookbuild placing (that further issue, the ‘Institutional Placing’). The MCNs all carry the same terms and conditions. The MCNs will pay an annual coupon of 9.75% until conversion into Ordinary Shares, which will occur on or before 30th June 2009. Conversion will result in the issue of 2,805,396,799 new Ordinary Shares, representing 33.5% of Barclays existing issued ordinary share capital. The conversion price is 153.276 pence, a discount of 22.5% to the Average Barclays Closing Price.

•

Ordinary Shares to be issued upon conversion of the MCNs, and, as the case may be, the exercise of Warrants, will increase Barclays equity tier one ratio, while the RCIs will qualify as innovative tier one capital to the extent they are within the innovative tier one allowance as defined by the FSA.

Details of the Capital Raising

1. Introduction

The Board of Directors of Barclays today announces a Capital Raising to raise up to £7.3 billion of new capital through the issue of MCNs, RCIs and Warrants.

2. Details of the Mandatorily Convertible Notes

The MCNs will carry an annual coupon of 9.75%, payable quarterly in arrears, until conversion into Ordinary Shares. The MCNs will have a mandatory conversion date of 30th June 2009. Conversion of any outstanding MCNs will occur on the mandatory conversion date and will be at the holder’s option up until the fifth business day prior to such date. The conversion price is fixed at 153.276 pence, a discount of 22.5% to the Average Barclays Closing Price (subject to certain limited adjustment events).

Qatar Holding has agreed to subscribe for £500 million of MCNs and Challenger has agreed to subscribe for £300 million of MCNs. HH Sheikh Mansour Bin Zayed Al Nahyan has agreed to subscribe for £2 billion of MCNs.

The issue of the MCNs is conditional upon receipt of necessary shareholder approvals. Subject to obtaining the required shareholder consents, the MCNs are expected to be issued on the third business day following the General Meeting.

The MCNs will not qualify as capital until conversion into Ordinary Shares. Applications will be made for the MCNs to be admitted to the Official List of the UKLA and to trading on the London Stock Exchange’s regulated market. Barclays has undertaken to apply for the Ordinary Shares to be issued upon conversion of the MCNs to be admitted to listing on the Official List of the UKLA and admitted to trading on the London Stock Exchange’s regulated market.

3. Details of the Reserve Capital Instruments and Warrants

The RCIs are perpetual securities, redeemable in whole (but not in part) at the option of Barclays Bank PLC from June 2019. The RCIs will pay an annual coupon of 14% until June 2019 and 3-month LIBOR plus 13.4% thereafter. The initial coupon represents a cost to Barclays of approximately 10% on an after-tax basis. The RCIs will qualify as innovative tier one capital to the extent they are within the innovative tier one allowance as defined by the FSA.

Qatar Holding and HH Sheikh Mansour Bin Zayed Al Nahyan have each agreed to subscribe for £1.5 billion of RCIs. In conjunction with this subscription, Qatar Holding and HH Sheikh Mansour Bin Zayed Al Nahyan have each subscribed (for a nominal consideration) for Warrants to subscribe for up to £1.5 billion of new Ordinary Shares. The exercise price of the Warrants will be 197.775 pence , equal to the Average Barclays Closing Price, subject to certain anti-dilutive provisions. The Warrants are exercisable at any time for a five year period following issue.

The issue of the RCIs is conditional upon receipt of necessary shareholder approvals. Subject to obtaining the required shareholder consents, the RCIs are expected to be issued on the third business day following the General Meeting. The Warrants were subscribed for unconditionally today but exercise is conditional upon obtaining necessary shareholder approvals and issuance of the RCIs. The original subscribers for the Warrants are entitled to a reduction in the warrant exercise price in the event that Barclays issues further Ordinary Shares by way of a rights issue between 1 July 2009 and 30 June 2011 and the share price at the time of the rights issue is less than 197.775 pence.

Applications will be made for the RCIs and the Warrants to be admitted to the Official List of the UKLA and to trading on the London Stock Exchange's regulated market (or, in the case of the Warrants, an alternative recognised investment exchange or regulated market). The Warrants may be traded separately from the RCIs.

4. Enlarged share capital

Conversion of the MCNs would result in the issue of 2,805,396,799 new Ordinary Shares, equivalent to 33.5% of Barclays existing ordinary share capital (assuming issue and conversion of £4.3 billion of MCNs). Full exercise of the Warrants would result in the issue of a further 1,516,875,236 new Ordinary Shares, equivalent to 18.1% of Barclays existing ordinary share capital. The resultant shareholdings of Qatar Holding, Challenger and HH Sheikh Mansour Bin Zayed Al Nahyan are set out below:

	MCNs		RCIs/Warrants		Holding of current issued ordinary share capital[3]	Holding of issued ordinary share capital after conversion and exercise[4]
Investor	£m	Number of Ordinary Shares[1]	£m	Number of Ordinary Shares[2]
Qatar Holding	500	326,208,930	1,500	758,437,618	6.2%	12.7%
Challenger	300	195,725,358	—	—	1.9%	2.8%
HH Sheikh Mansour Bin Zayed Al Nahyan	2,000	1,304,835,721	1,500	758,437,618	—	16.3%
Institutional investors[5]	1,500	978,626,790	—	—	NA	NA

Total	4,300	2,805,396,799	3,000	1,516,875,236	NA	NA

1	On conversion of the MCNs
2	On exercise of the Warrants
3	Based on 8,370,447,337 Ordinary Shares in issue as at 30th October 2008
4	Pro-forma assuming issue and full conversion of £4.3 billion of MCNs and exercise in full of the Warrants
5	Assuming £1.5 billion of MCNs issued pursuant to the Institutional Placing

5. Commissions and fees

Net proceeds of the Capital Raising are expected to be up to £7.0 billion, after commissions, fees and expenses of £0.3 billion.

Qatar Holding, Challenger and HH Sheikh Mansour Bin Zayed Al Nahyan will each receive a commission of 4 per cent. of the principal amount of the MCNs for which they have respectively agreed to subscribe.

Qatar Holding and HH Sheikh Mansour Bin Zayed Al Nahyan will each receive a commission of 2 per cent. of the principal amount of the RCIs for which they have respectively agreed to subscribe.

In addition, Qatar Holding will receive a fee of £66 million for having arranged certain of the subscriptions in the Capital Raising.

Certain placing banks will each receive (a) a fee of 0.75 per cent. of the principal amount of the MCNs placed in the Institutional Placing and (b) a fee of £900,000 (£1.8 million in total) in respect of their roles assisting Barclays in relation to the RCIs.

Barclays will pay the commissions on the due date for issue of the MCNs and RCIs. The commissions are payable even if the proposed resolutions are not passed at the General Meeting.

6. Dividend policy

As announced on 13th October 2008, in the light of the new capital ratios agreed with the FSA and in recognition of the need to maximise capital resources in the current economic climate, the Board has concluded that it would not be appropriate to recommend the payment of a final dividend for 2008. The Board intends to resume dividend payments in the second half of 2009, at which time it is intended to pay dividends quarterly.

7. Approvals

The issue of the RCIs and the MCNs, and exercise of the Warrants, are conditional upon receipt of the requisite shareholder approvals. The Board has resolved to convene a General Meeting on or around 24th November 2008 to approve, amongst other matters, an increase in the Company’s authorised ordinary share capital sufficient to permit completion of the Capital Raising, and to grant authorities for the issue of new Ordinary Shares in accordance with the terms of the MCNs and the Warrants.

A circular convening the General Meeting will be sent to Shareholders on or around 8th November. Copies of the circular will be forwarded to the FSA and will be available for inspection at the UKLA’s Document Viewing Facility, which is situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

The Board will unanimously recommend that shareholders vote in favour of all the resolutions to be proposed at the General Meeting, as the Directors intend to do in respect of their own beneficial holdings.

The acquisition by Qatar Holding, Challenger and HH Sheikh Mansour Bin Zayed Al Nahyan of the full amount of the shareholdings resulting from the conversion of their MCNs and the exercise of their Warrants will require certain approvals to be obtained from, and filings to be made with, regulators and other governmental authorities in a number of countries in which Barclays operates. Qatar Holding, Challenger and HH Sheikh Mansour Bin Zayed Al Nahyan have undertaken to Barclays not to deliver a conversion notice under the MCNs or exercise their rights under the Warrants to the extent that certain relevant approvals and filings have not been obtained and made. In addition, the terms of the MCNs envisage that where a holder of MCNs does not deliver a conversion notice prior to the mandatory conversion of the MCNs, the Ordinary Shares in Barclays that would otherwise have been issued to that holder on such conversion will be issued to the trustee of the MCNs and sold for that holder’s benefit.

Forward Looking Statements

This announcement contains certain forward-looking statements with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, liquidity conditions in the market, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, change in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the North American investment banking and capital markets operations of Lehman Brothers into the Group’s business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made herein speak only as of the date they are made. Except as required by the FSA, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Barclays Ordinary Share for the current or future financial years will necessarily match or exceed the historical published earnings per Barclays Ordinary Share.

This announcement is not a prospectus but an advertisement. A prospectus relating to the admission for trading of RCIs (the “RCI Prospectus”) is expected to be published on or around the issue date of the RCIs and a prospectus relating to the admission for trading of MCNs (the “MCN Prospectus”) is expected to be published on or around the issue date of the MCNs. This announcement may not be passed on in the United Kingdom except to persons in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply.

When published, copies of the RCI Prospectus and the MCN Prospectus will be available from the website of the London Stock Exchange.

This announcement is not being issued and may not be distributed directly or indirectly in or into Australia, Japan and South Africa or any jurisdiction into which the same would be unlawful. This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold, exercised or transferred in the United States absent registration or an applicable exemption from registration requirements. No public offering of securities will be made in the United Kingdom, the United States or elsewhere.

The MCNs may not be offered or sold directly or indirectly within the borders of the People’s Republic of China (which, for such purposes, does not include the Hong Kong or Macau Special Administrative Regions or Taiwan) (the “PRC”). This announcement or the information contained herein has not been approved by or registered with any relevant governmental authorities in the PRC and may not be offered for sale in the PRC. Investors with registered addresses in, or who are resident or ordinarily resident in, or a citizen of, the PRC are responsible for obtaining all relevant government regulatory approvals/licences (if any) themselves, including, but not limited to, any which may be required from the State Administration of Foreign Exchange and other competent regulatory authorities and complying with all relevant PRC regulations (if applicable), including, but not limited to, any relevant foreign exchange regulations and/or overseas investment regulations.

This announcement has not been registered as a prospectus with the Monetary Authority of Singapore, and the offer of securities in Barclays is made in reliance on the offering exemption under Section 273(1)(cd) of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, this announcement and any other document or material in connection with the offer or sale of securities may not be circulated or distributed, nor may the securities be offered or sold, whether directly or indirectly, to any person in Singapore other than: (i) to a shareholder of Barclays pursuant to Section 273(1)(cd) of the SFA; or otherwise (ii) pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The recipient of this announcement understands, acknowledges and agrees that this announcement has not been approved by the UAE Central Bank, the Emirates Securities or Commodities Authority (“ESCA”) or any other authorities in the UAE, nor has the placement agent, if any, received authorisation or licensing from the UAE Central Bank, ESCA or any other authorities in the United Arab Emirates to market or sell securities or other investments within the United Arab Emirates. No marketing of any securities or services has been or will be made from within the United Arab Emirates and no subscription to any securities or other investments may or will be consummated within the United Arab Emirates. It should not be assumed that the placement agent, if any, is a licensed broker, dealer or investment advisor under the laws applicable in the United Arab Emirates, or that it advises individuals resident in the United Arab Emirates as to the appropriateness of investing in or purchasing or selling securities or other securities. The securities referred to herein are not to be offered or sold directly or indirectly to the public in the United Arab Emirates. This announcement does not constitute a public offer of securities or units in funds in the United Arab Emirates in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

The recipient of this announcement understands, acknowledges and agrees that the securities referred to herein have not been and will not be offered, sold or publicly promoted or advertised in the Dubai International Financial Centre other than in compliance with laws applicable in the Dubai International Financial Centre, governing the issue, offering or sale of securities. The Dubai Financial Services Authority has not approved this announcement nor taken steps to verify the information set out in it, and has no responsibility for it.

This announcement has not been filed with, reviewed or approved by the Qatar Central Bank, the Qatar Financial Centre Regulatory Authority or any other relevant Qatar governmental body or securities exchange, nor any foreign governmental body or securities exchange.

The placing is not and will not be made, directly or indirectly, in the United States, Canada, Australia, Japan or South Africa or any other jurisdiction in which the same would be prohibited (the “Restricted Jurisdictions”) unless by means of lawful prior registration or qualification under the applicable laws of the Restricted Jurisdiction, or under an exemption from such requirements. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in, into or from any Restricted Jurisdiction into which the same would be unlawful. Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must inform themselves about, and observe, any relevant restrictions and must not distribute, mail or send it in, into or from any Restricted Jurisdiction, and so doing may render any purported acceptance of the placing invalid. Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this announcement should seek appropriate advice before taking any action.

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE CAPITAL RAISING. THIS ANNOUNCEMENT AND THE TERMS AND CONDITIONS SET OUT HEREIN ARE FOR INFORMATION PURPOSES ONLY AND ARE DIRECTED ONLY AT (A) PERSONS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(1)(E) OF DIRECTIVE 2003/71/EC; (B) IN THE UNITED KINGDOM, QUALIFIED INVESTORS WHO ARE PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) (INVESTMENT PROFESSIONALS) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “ORDER”); OR (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC OF THE ORDER; OR (III) ARE PERSONS TO WHOM IT MAY OTHERWISE BE LAWFULLY COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”. THIS ANNOUNCEMENT AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THE ANNOUNCEMENT DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN BARCLAYS.

Neither the content of Barclays website nor any website accessible by hyperlinks on Barclays website is incorporated in, or forms part of, this announcement.